August 26, 2016

Mr. Lyn Shenk

Branch Chief, Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Travelport Worldwide Limited
File No. 001-36640
Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 18, 2016

Dear Mr. Shenk:

Further to our call, this is in response to your letter dated August 16, 2016 to Bernard Bot, Executive Vice President and Chief Financial Officer for Travelport Worldwide Limited (the “Company”), with respect to the above-referenced file. The Company has requested an extension to respond to the comment letter until September 16, 2016.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely yours,

/s/ Rochelle J. Boas

Rochelle J. Boas

Senior Vice President and Secretary

Travelport Worldwide Limited